Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email:  mail@drreddys.com

Web:    www.drreddys.com

April 24, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:

Disclosure pursuant to Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – clarification on news item appearing in "https://www.cnbctv18.com/"dated April 23, 2026 captioned "Dr. Reddy's Laboratories still awaiting approval for a major near-term trigger, sources say"

This is in reference to Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) regarding  a news item appearing in "https://www.cnbctv18.com/" dated April 23, 2026 captioned "Dr. Reddy's Laboratories still awaiting approval for a major near-term trigger, sources say”.

In this connection, we wish to inform that the above captioned news item headline is correct, as the Company has not yet received approval (‘Notice of Compliance’) for its Semaglutide Injection from Health Canada. We further wish to inform that as part of the regulatory review process, the Company has received the ‘Drug Identification Numbers (DINs)’ for Semaglutide Injection from Health Canada on April 22, 2026. We continue to engage constructively with the regulatory authority and remain committed to bringing the product to the Canadian market upon approval.

In compliance with Regulation 30 of the SEBI Listing Regulations, the Company makes prompt disclosures, as and when any event or information is considered material or warrants such disclosure under the said Regulations. We would also like to inform you that at this stage there is no material event/ information that requires disclosure under Regulation 30 of the SEBI Listing Regulations.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR